EXHIBIT 99.2
                                  JEFFREY HALIS
                                 500 Park Avenue
                               New York, NY 10022

                                                                  April 15, 1998
Michael Nilan
Bayonne Bancshares
568 Broadway
Bayonne, NJ 07002

Dear Mike:

     As we discussed at the Special Meeting of Shareholders of Bayonne Bancshares, Inc. (the "Company"), I was hoping you and I could meet to exchange ideas regarding the Company's direction. Recently, you advised me that your schedule will not permit such a meeting before the end of this month. Accordingly, pursuant to Section 6(c) of the Company's by-laws, please accept this letter as formal notification that I intend to nominate myself for election as a director at the Company's next meeting of shareholders. Information of the type required in a proxy solicitation regarding a nominee for election as a director is enclosed.

     In accordance with the Company's by-laws, I beneficially own 94,846 shares, 1,000 directly of record, 1,100 of record jointly with my wife and 92,746 shares in a brokerage account jointly with my wife. In addition, Tyndall Partners, L.P., Madison Avenue Partners, L.P., Tyndall Institutional Partners, L.P., and Halo International, Ltd. own, in the aggregate, 431,151 shares of the Company's common stock. I believe the Company's records show my address to be 941 Park Avenue, New York, NY.

     My experience, including five years at Citibank and five years as a mergers and acquisitions banker at Merrill Lynch, together with my shareholdings and those of Tyndall Partners, qualifies me to serve as a director of the Company. Additionally, I am currently a director of two public companies--PriceSmart (a corporate successor to Price Club) and The Enstar Group, Inc. Based on the vote and sentiment of shareholders at the Special Meeting, I am confident that I will receive the necessary support to be elected.

     Due to Mr. Lamparello's unfortunate death, there is currently a vacancy on the Board of Directors. It would be in the Company's best interest if I were appointed to fill such vacancy and were nominated by the board so that a proxy contest could be avoided. I would be happy to meet with the board and you to discuss the foregoing at your earliest convenience.

                                                         Very truly yours,


                                                         /s/ Jeffrey Halis

                                                         Jeffrey Halis

                   Information Concerning Nominee for Election to Board of Directors of Bayonne Bancshares, Inc. (the "Company")


1.   The nominee is:       Jeffrey Halis
                           Suite 510

                           500 Park Avenue
                           New York, NY 10022

     Mr. Halis is 42 years old.

2. For more than the last five years, Mr. Halis has served as a general partner of Halo Capital Partners, L.P., Delaware limited partnership ("Halo") and as a member of Jemi Management, L.L.C., a New York limited liability company ("Jemi"). Halo serves as the sole general partner of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., each of which are Delaware limited partnerships having their principal executive offices located at 500 Park Avenue, Fifth Floor, New York, New York 10022. Jemi serves as the investment manager for Halo International, Ltd., a company organized under the laws of the Cayman Islands, having its principal executive offices located at Butterfield Fund Managers (Guernsey) Limited, Post office Box 2112, Butterfield House, The Grange, St. Peter Port, Guernsey, Channel Islands, GUY1, 3NQ. Each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., Halo International, Ltd., and Jeffrey S. Halis are engaged in the investment in personal property of all kinds, including, but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

3. Mr. Halis has not during the past ten years been convicted in a criminal proceeding exclusive of traffic violations and similar misdemeanors, nor has he, during the past five years, been involved in any legal proceedings of the type requiring disclosure under 401(f) of Regulation S-K.

4. Mr. Halis beneficially owns (within the definition of Rule 13d-3 of the Securities Exchange Act of 1934) 93,846 shares of the Company's common stock. Mr. Halis may be deemed an associate of Mr. Michael Lowenstein. Mr. Halis refers to Schedule 13D and any amendment thereto filed by Mr. Lowenstein with the Securities & Exchange for information regarding the Company's securities beneficially owned by Mr. Lowenstein.

5. Other than as set forth above, Mr. Halis does not own beneficially or of record any shares of the Company's common stock.

6. (a) Other than as set forth below, Mr. Halis has not purchased or sold any of the Company's securities within the past two years:


     Date                    No. of Shares                Purchase(P)/Sale(S)
     ----                    -------------                -------------------

     12/26/96                5,866                                 P
     10/22/97                1,000                                 P

     (b) Other than as set forth below, neither Mr. Lowenstein, any of the entities described in Paragraph 2 above, nor any other associate or affiliate of Mr. Halis has engaged in any transactions in the Company's securities with the past two years:

                                                  No. of
Party                                  Date       Shares    Purchase(P)/Sales(S)
-----                                  ----       ------    --------------------
Madison Avenue Partners              7/9/96          300              P
                                    1/23/97          700              P
Tyndall Institutional Partners     12/31/96       22,800             P*
                                    7/23/97          100              P
Tyndall Partners                     5/6/96        2,000              P
                                     5/8/96        1,000              P
                                    5/21/96        1,000              P
                                     8/6/96        2,200              P
                                     8/8/96        3,000              P
                                    8/19/96       10,000              P
                                   12/31/96       22,800             S*
Halo International, Ltd.            5/19/97        1,700              P
                                     6/2/97          100              P
---------------------

* Represents a distribution to certain partners of Tyndall Partners and a contribution by such partners of such shares to Tyndall Institutional Partners.

7. Mr. Halis is not party to any contract, arrangement or understanding regarding the securities of the Company other than as disclosed in Amendment No. 2 to his Schedule 13D, a copy of which is enclosed herewith.

8. Mr. Halis is not, and has not been since the beginning of the Company's last fiscal year, party to a transaction of the type required to be disclosed pursuant to Items 404(a), (b) or (c) of Regulation S-K.

     The undersigned hereby consents to being nominated for election as a director of Bayonne Bancshares, Inc., to being named in a proxy statement for that purpose and to serving as a director when elected.

Dated: April 15, 1998

                                             /s/ Jeffrey Halis
                                             -------------------------------
                                                 Jeffrey Halis